Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	Prana Biotechnology Limited
ACN:	080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Geoffrey Kempler
Date of Last Notice:	18 December 2006

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	-

Date of change	14th March 2008

No. of securities held prior to change		Shares	Options
	Direct	30,000	2,000,000
	Indirect	17,025,000	-
	Total	17,055,000	2,000,000

Class	Options

Number acquired		Shares	Options
	Direct	-	1,000,000
	Indirect	-	-
	Total	-	1,000,000

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL

+ See chapter 19 for defined terms. 11/3/2002	Appendix 3Y Page 1

No. of securities held prior to change		Shares	Options
	Direct	30,000	3,000,000
	Indirect	17,025,000	-
	Total	17,055,000	3,000,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued under the Prana Biotechnology Limited Employee Share & Option Incentive Plan, as per Resolution 3 of the Annual General Meeting of Prana Biotechnology Limited held on 20th December 2007.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

The CFO Solution	www.thecfo.com.au
14.03.2008

+ See chapter 19 for defined terms. 11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	Prana Biotechnology Limited
ACN:	080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	George Mihaly
Date of Last Notice:	18 December 2006

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	-

Date of change	14th March 2008

No. of securities held prior to change		Shares	Options
	Direct	166,666	600,000
	Indirect	60,000	-
	Total	226,666	600,000

Class	Options

Number acquired		Shares	Options
	Direct	-	350,000
	Indirect	-	-
	Total	-	350,000

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL

+ See chapter 19 for defined terms. 11/3/2002	Appendix 3Y Page 3

No. of securities held prior to change		Shares	Options
	Direct	166,666	950,000
	Indirect	60,000	-
	Total	226,666	950,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued under the Prana Biotechnology Limited Employee Share & Option Incentive Plan, as per Resolution 3 of the Annual General Meeting of Prana Biotechnology Limited held on 20th December 2007.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

The CFO Solution	www.thecfo.com.au
14.03.2008

+ See chapter 19 for defined terms. 11/3/2002	Appendix 3Y Page 4

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	Prana Biotechnology Limited
ACN:	080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Peter Marks
Date of Last Notice:	18 December 2006

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	-

Date of change	14th March 2008

No. of securities held prior to change		Shares	Options
	Direct	-	300,000
	Indirect	43,111	300,000
	Total	43,111	600,000

Class	Options

Number acquired		Shares	Options
	Direct	-	350,000
	Indirect	-	-
	Total	-	350,000

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL

+ See chapter 19 for defined terms. 11/3/2002	Appendix 3Y Page 5

No. of securities held prior to change		Shares	Options
	Direct	-	650,000
	Indirect	43,111	300,000
	Total	43,111	950,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued under the Prana Biotechnology Limited Employee Share & Option Incentive Plan, as per Resolution 3 of the Annual General Meeting of Prana Biotechnology Limited held on 20th December 2007.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

The CFO Solution	www.thecfo.com.au
14.03.2008

+ See chapter 19 for defined terms. 11/3/2002	Appendix 3Y Page 6

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	Prana Biotechnology Limited
ACN:	080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Brian Meltzer
Date of Last Notice:	18 December 2006

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)	Director related entity

Date of change	14th March 2008

No. of securities held prior to change		Shares	Options
	Direct	-	-
	Indirect	326,666	600,000
	Total	326,666	600,000

Class	Options

Number acquired		Shares	Options
	Direct	-	-
	Indirect	-	350,000
	Total	-	350,000

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL

+ See chapter 19 for defined terms. 11/3/2002	Appendix 3Y Page 7

No. of securities held prior to change		Shares	Options
	Direct	-	-
	Indirect	326,666	950,000
	Total	326,666	950,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued under the Prana Biotechnology Limited Employee Share & Option Incentive Plan, as per Resolution 3 of the Annual General Meeting of Prana Biotechnology Limited held on 20th December 2007.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

The CFO Solution	www.thecfo.com.au
14.03.2008

+ See chapter 19 for defined terms. 11/3/2002	Appendix 3Y Page 8